UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Pomona Investment Fund
(Name of Issuer)

Pomona Investment Fund
(Name of Person(s) Filing Statement)

Shares of Beneficial Interest—Class A Shares and Class M2 Shares
(Title of Class of Securities)

Class A Shares - 732125109

Class M2 Shares - 732125406
 (CUSIP Number of class of securities)

Michael D. Granoff
Pomona Management LLC
780 Third Avenue, 46th Floor
New York, NY 10017
(212) 593-3639
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)

With a copy to:

Jeffrey S. Puretz Esq.
William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006

March 22, 2017
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$3,046,286.00	(a) Amount of Filing Fee:	$353.06 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $353.06

Form or Registration No.: SC TO-I

Filing Party: Pomona Investment Fund

Date Filed: March 22, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 22, 2017 by Pomona Investment Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $3,046,286 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement on March 22, 2017.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on April 16, 2017.

2. Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2017.

3. The net asset value of the Class A Shares tendered pursuant to the Offer was calculated as of June 30, 2017 in the amount of $113,432. No Class M2 Shares were tendered pursuant to the Offer.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. One (1) Class A Shareholder, whose tender was accepted for purchase by the Fund, tendered all of their Units held in the Fund; therefore, pursuant to the promissory note issued to the Shareholder, the Fund paid to the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payment was wired to the account designated by such Shareholder in their Letter of Transmittal on September 1, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMONA INVESTMENT FUND

By:	/s/ Michael D. Granoff
Name: Michael D. Granoff
Title: President & Principal Executive Officer

October 18, 2017